	OMB APPROVAL
UNITED STATES	OMB Number:	3235-0080
SECURITIES AND EXCHANGE COMMISSION	Expires	May 31, 2027
Washington, D.C. 20549 FORM 25	Estimated average burden hours per response:	1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37980

Issuer:  DigitalBridge Group, Inc.

Exchange: New York Stock Exchange LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	750 Park of Commerce Drive, Suite 210 Boca Raton, Florida 33487

Telephone number:	(561) 570-4644

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Preferred Stock, 7.125% Series H Cumulative Redeemable, $0.01 par value

Preferred Stock, 7.125% Series I Cumulative Redeemable, $0.01 par value

Preferred Stock, 7.125% Series J Cumulative Redeemable, $0.01 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ CFR 240.12d2-2(a)(1)

☐ CFR 240.12d2-2(a)(2)

☐ CFR 240.12d2-2(a)(3)

☐ CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements for the Securities Exchange Act of 1934, DigitalBridge Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 22, 2026	By	/s/ Thomas Mayrhofer	Chief Financial Officer and Treasurer
Date		Name	Title

1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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